                               HADDAN & ZEPFEL LLP
                       500 Newport Center Drive, Suite 580
                             Newport Beach, CA 92660
                          (949) 706-6000 (949) 706-6060
                                   (facsimile)
                          e-mail: rjz@haddanzepfel.com

                                  March 9, 2007

                                                                        BY EDGAR
                                                                        --------

Melissa Hauber
Securities and Exchange Commission
Station Place
100 F St., NE
Washington, D.C. 20549

         Re: FRANKLIN WIRELESS CORP.
             FORM 10-KSB FOR FISCAL YEAR ENDED JUNE 30, 2006
             FORMS 10-QSB FOR FISCAL QUARTERS ENDED DECEMBER 31, 2006 AND
                 SEPTEMBER 30, 2006
             FILE 1-14891

Dear Ms. Hauber:

         This is to follow up our telephone conversation today about the response of Franklin Wireless Corp. to your comment letter of February 22, 2007 concerning the Form 10-KSB for the fiscal year ended June 30, 2006 and the Forms 10-QSB for the fiscal quarters ended December 31, 2006 and September 30, 2006.

         The Company plans to file an amended Form 10-KSB for the fiscal year ended June 30, 2006, and amended Forms 10-QSB for the fiscal quarters ended December 31, 2006 and September 30, 2006, on or before March 30, 2007.


                                                         Very truly yours,

                                                         /s/ ROBERT J. ZEPFEL

                                                         --------------------
                                                             Robert J. Zepfel